Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-201677, 333-203457 and 333-203458

Free Writing Prospectus dated June 23, 2015

Welcome to the Fantex Jack Mewhort Roadshow Presentation

Disclosures This presentation contains forward-looking statements that are subject to many risks and uncertainties. All statements made during this presentation that are not purely historical are forward-looking statements including, without limitation, statements regarding our strategy, future operations, financial position, future revenues, projected costs, and objectives, including, without limitation, our ability to become profitable or that our net loss will decrease in the future, our expectations regarding future acquired brand income under our brand contract with Jack Mewhort, our expectations regarding the longevity of his career and his ability to enter into additional included contracts, our expectation that we will enter into other brand contracts, our ability to conduct additional offerings of new tracking series or otherwise finance the purchase of additional acquired brand income, our ability to build a portfolio of brands, our ability to contribute to the contract party's efforts to build brand value, our attribution policies with respect to our series of common stock, our anticipated results of operations, cash needs, spending of the net proceeds from this offering, prospects, growth and strategies, completion of the proposed offering, payments of dividends and conversion of the Fantex Jack Mewhort tracking stock to platform common stock, and the trends that may affect us or the contract parties. In some cases, you can identify forward-looking statements by terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately," "would," "potential" or the negative of those terms or other words that convey uncertainty of future events or outcomes intended to identify these forward-looking statements. Although the forward-looking statements contained in this presentation are based upon information available at the time the statements are made and reflect management’s good faith beliefs, forward-looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from anticipated future results. Important factors that could cause actual results to differ materially from expectations are disclosed in the preliminary prospectus dated 4/16/15, particularly in the sections titled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and in our reports filed pursuant to the Exchange Act of 1934 (“Exchange Act”) that are incorporated by reference into the prospectus. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake to update or revise any forward-looking statements after they are made, whether as a result of new information, future events, or otherwise, except as required by applicable law. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering of Fantex Jack Mewhort to which this communication relates, which has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050. 2

Fantex, Inc.’s Business Fantex, Inc. is a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile in enhancing brands. individuals and assisting such the reach and value of their individuals respective 3

Offering Summary FBS ATS (fantex.com) the purchase price to Jack Mewhort per the Jack Mewhort 4 Issuer Fantex, Inc. Security Fantex Series Jack Mewhort Convertible Tracking Stock Offering Size 268,100 shares Offering Price $10 per share Ticker FANTEX: JKMTL Marketplace OTC (DTC Eligible) Use of Proceeds $2,520,000 of net proceeds will be used to fund the payment of Brand Contract Lead Underwriter Fantex Brokerage Services, LLC Qualified Independent Underwriter Merriman Capital

Investment Highlights 54% DISCOUNT TO LIFETIME BRAND INCOME ESTMATES • We estimated $58.84 million in lifetime brand income, of which we are acquiring a 10% interest, or $5.88 million • The IPO price ($2.68 million) represents a discount of 54% to our estimates of acquired brand income. DIVIDENDS • Fantex, Inc. paid dividends of $1.50 per share to holders of Fantex Vernon Davis, or 15% of the IPO price, within the first 12 months.(1) • Fantex has declared a $0.20 per share dividend for shareholders of Fantex Mohamed Sanu, to be paid 7/30/15.(1)(2) TAX TREATMENT OF DISTRIBUTIONS • Vast majority of dividends are expected to be treated as a return of capital for tax purposes until investment is returned NON-CORRELATED SECURITY IN NEW ASSET CATEGORY • Linked to brand income of a offensive lineman in the NFL • Third party estimates expect NFL Salary Cap to increase 6.2% per year from 2014 to 2016(3) 1. The past performance of our tracking stocks is not necessarily indicative of future results, and there can be no assurance that such returns will be achieved in the future or than any other tracking stocks, including Fantex Jack Mewhort will achieve comparable results 2. The dividend is payable on July 30, 2015 to all Fantex Series Mohamed Sanu stockholders of record as of the close of business on June 30, 2015. 3. The inflation rate of the NFL Salary Cap was determined based upon the expected compound annual growth rate of the NFL salary cap between 2014 and 2016 using third party estimates.

The Fantex Jack Mewhort Tracking Stock

How It Works Endorsements Appearance Fees Playing Contracts Broadcasting Fantex estimates future income potential and offers to purchase a percentage of future cash flows 7

How It Works If parties agree on terms (including brand income definition and purchase price), both parties sign the agreement, contingent on financing 8

How It Works SERIES JACK MEWHORT In order to fund the payment of the purchase price, Fantex creates a security, sold through an IPO 9

What Does Fantex Do With Fantex, Inc. Revenue (5%) The Cash? Brand/ General Expenses(1) Dividends Co-Investment Opportunities As the athlete earns brand income, he pays Fantex the agreed upon percentage, a portion of which may be distributed as dividends (1) Includes pro rata portion of the 5% management fee payable to Fantex Holdings, Inc. under the management agreement. 10

Agenda The Player 11

 College Ohio State University All-Big Ten Freshmen Team Ohio State Co-Offensive Lineman of the Year (2012) First Team All American (2013) Reese’s Senior Bowl NFL Indianapolis Colts 2nd Round Draft Pick, 59th overall in 2014 NFL Draft

The Brand Valuation 13

What Makes Up Brand Value? Playing Career Potential Future Endorsements Current Playing Contract Future Playing Contracts Career (examples) ost Film & Celebrity Appearances Broadcasting & Media Speaking Engagements 14

Potential NFL Playing Career Length

How Do We Estimate How Long Jack Mewhort Will Play in the NFL?

Data Analyzed:

- Offensive Linemen on NFL.com that were signed to NFL teams as rookies between 1993 and 2013 that have played in at least one NFL season in 2007 or later[(1)]

Size of Dataset:

- 396 players qualified, 157 of which had retired at the end of the 2013 NFL season
- Comparable players assigned weights based on a mathematical model taking into draft position, snaps, quarterback hurries, penalties, profootballfocus.com ("PFF") overall offensive lineman rating, All-American selection while in college, and Pro-Bowl and All-Pro selection
- Rounded square root of the retired dataset (157) yielded a 13 comparable player dataset

Player	Career Length	Weight Applied	Player	Career Length	Weight Applied
Eric Steinbach	10	32.16%	Jason Brown	7	4.47%
Marcus McNeill	6	11.22%	Alan Faneca	13	3.97%
Derrick Dockery	10	10.11%	Marvel Smith	10	3.78%
Olin Kreutz	14	9.38%	Larry Allen	15	3.58%
Leonard Davis	12	6.89%	Reggie Wells	10	3.49%
Matt Light	11	4.57%	Vince Manuwai	8	3.41%
			Jeff Faine	10	2.96%



Our Jack Mewhort Career Length Estimate[(2)]:
10 YEARS

(1) In 2007, Profootballfocus.com began compiling statistics for offensive linemen that we believe are meaningful to compare Jack Mewhort with other offensive lineman. These statistics are snaps, quarterback hurries, penalties and PFF offensive lineman overall rating ("PFF Stats"). As such, we have only included in our data set offensive lineman who played at least one NFL season in 2007 or later.
(2) Weighted Average yielded a 10.21 year career length estimate, which we rounded down to 10 years for the purposes of our valuation.

15

Current Contract

PLAYING SEASON (in thousands, unaudited)					
	2014	2015	2016	2017	TOTAL
NFL Player Salary (1)	$420	$582	$745	$907	$2,654
Signing Bonus(2)	$506	$413	—	—	$919
Total	**$926**	**$995**	**$745**	**$907**	**$3,573**
Available Brand Income Under the NFL Player Contract (3)	**—**	**$582**	**$745**	**$907**	**$2,234**

(1) All amounts are payable in equal weekly or bi-weekly installments over the course of the applicable regular season period, commencing with the first regular season game played by the Colts in each season. Does not include payment of incidental expenses or reasonable reimbursement of incidental expenses incurred by the contract party, including travel, lodging, per diem and other incidental expenses, which amounts are not included in brand income. Of the player salaries for the 2014, 2015, 2016 and 2017 NFL seasons, only $417,000 of Jack Mewhort's 2015 salary is subject to the conditional skill, injury and salary cap guarantee. Therefore, in the event that during this contract the Colts terminate the NFL player contract (1) because in the sole judgment of the Colts, Jack Mewhort's skill or performance has been unsatisfactory as compared with that of other players competing for positions on the Colt's roster, (2) for salary cap reasons or (3) due to professional football injury Jack Mewhort is unable to perform his services under the NFL player contract, then Jack Mewhort will not receive the remainder of his NFL player salary.

(2) Amounts fully guaranteed. $506,000 of the signing bonus was paid in 2014 and $413,128 of the signing bonus was paid in 2015. The portion of the signing bonus to be paid in 2015 is excluded from brand income.

(3) Excludes any amounts payable for post-season play and Pro Bowl participation as set forth in Articles 28, 37 and 38 of the CBA. For additional information about player performance bonuses and potential future post-season and Pro Bowl compensation, please see the section titled "—Professional Football Compensation—Additional Bonus Opportunities" on page 41 of the prospectus.

16

Projected Future NFL Playing Contracts Jack Mewhort’s Second NFL Contract Criteria used: Offensive Linemen from the initial dataset of 396 players who were drafted between 1993 and 2014 and signed contracts between their fourth and sixth NFL seasons: • 161 unique players who entered into a total of 165 contracts Calculated the rounded square root of the 161 players, and reduced the sample size to the 13 most comparable players who signed 13 contracts • Methodology used: Mathematical model used to weight the comparable contracts based on: • NFL Draft Position Snaps Quarterback Hurries Penalties PFF Offensive Lineman Overall Rating All-American Selection while in College Pro-Bowl and All-Pro Selection • • • • • • 17

Second Contract Comparables

Player	Calendar Year and Season in which the new contract was executed	Length of the contract	Total Compensation under the contract	Avg. Annual Compensation under the Contract	Inflation Adjusted Avg. Annual Compensation amounts to Year 2018(1)	Weights applied to Contract Length and Contract Amounts	Weight Adjusted Contract Length	Weighted Inflation Adjusted Avg. Annual Compensation under the Contract(1)
Eric Steinbach	2007; prior to season 5	7	$49,500,000	$7,071,429	$11,033,884	17.55%	1.23	$1,936,804
Roberto Garza	2006, prior to season 6	6	$14,000,000	$2,333,333	$3,890,670	11.26%	0.68	$437,979
Michael Roos	2008; prior to season 4	6	$43,000,000	$7,166,667	$10,507,684	9.88%	0.59	$1,038,000
Andy Levitre	2013; prior to season 5	6	$46,800,000	$7,800,000	$10,785,425	8.76%	0.53	$944,619
Max Unger	2013; prior to season 5	4	$25,835,000	$6,458,750	$8,930,816	7.67%	0.31	$685,265
Marcus McNeill	2010; prior to season 5	6	$48,980,000	$8,163,333	$11,409,571	6.12%	0.37	$698,686
D'Brickashaw Ferguson	2010; prior to season 5	6	$60,000,000	$10,000,000	$13,976,609	6.11%	0.37	$854,300
Todd Heremans	2008; prior to season 4	6	$16,850,000	$2,808,333	$4,117,546	5.84%	0.35	$240,458
Dominic Raiola	2005; prior to season 5	5	$17,500,000	$3,500,000	$6,962,251	5.78%	0.29	$402,407
Derrick Dockery	2007; prior to season 5	7	$49,000,000	$7,000,000	$10,922,431	5.52%	0.39	$602,869
Bryant McKinnie	2007; prior to season 6	7	$48,500,000	$6,928,571	$10,810,978	5.39%	0.38	$582,653
Olin Kreutz	2002; prior to season 5	6	$23,000,000	$3,833,333	$9,169,563	5.12%	0.31	$469,564
Daryn Colledge	2011; prior to season 6	5	$27,500,000	$5,500,000	$7,770,951	4.99%	0.25	$388,094

(1) Compensation was adjusted for inflation from the year in which the players entered into an NFL player contract to the year 2015 by multiplying the quotient of the average annual value of the comparable contract in the year signed divided by the NFL team salary cap in the year the comparable contract was signed by the estimated 2015 team salary cap of $142 million. Compensation was adjusted for inflation from 2015 to 2018 based on an annual inflation rate of 6.2%. The inflation rate used for this two year period was determined based upon the expected compound annual growth rate of the NFL salary cap between 2014 and 2016 using third party estimates.

18

Projected Future NFL Playing Contracts Jack Mewhort’s Second NFL Contract Criteria used: Offensive Linemen from the initial dataset of 396 players who were drafted between 1993 and 2014 and signed contracts between their fourth and sixth NFL seasons: • 161 unique players who entered into a total of 165 contracts Calculated the rounded square root of the 161 players, and reduced the sample size to the 13 most comparable players who signed 13 contracts • Methodology used: Mathematical model used to weight the comparable contracts based on: Draft Position, Snaps, Quarterback Hurries, Penalties, PFF Offensive Lineman Overall Rating, All-American Selection while in College, and Pro-Bowl and All-Pro Selection Compensation under the (1) Company estimates for purposes of brand valuation. Future contracts are not guaranteed and actual income may differ. (2) Weighted Average yielded a 6.02 year contract length estimate, which we rounded down to 6 years for purposes of our valuation (3) Compensation was adjusted for inflation from the year in which the players entered into an NFL player contract to the year 2015 by multiplying the quotient of the average annual value of the comparable contract in the year signed divided by the NFL team salary cap in the year the comparable contract was signed by the estimated 2015 team salary cap of $142 million. Compensation was adjusted for inflation from 2015 to 2018 based on an annual inflation rate of 6.2%. The inflation rate used for this two year period was determined based upon the expected compound annual growth rate of the NFL salary cap between 2014 and 2016 using third party estimates. (4) Weighted Average yielded a signing bonus estimate of approximately $11.53 million in 2018. 19 Calendar Year and Season in which the new contract was executed Length of the contract(2) Total Compensation under the contract (3) Average Annual contract Signing Bonus in 2018 (4) Jack Mewhort(1) 2018; prior to Season 5 6 years $55.91 million $9.32 million $11.53 million

Breaking Down $25M Brand Valuation (Present Value)

Category A	**Potential Brand income that is either near-term or guaranteed**
Category B	**Potential Brand income dependent on longer-term satisfactory performance from current contracts**
Category C	**Potential Brand income related to anticipated future contracts**

	Estimated Lifetime Brand Income		% of Est. Total Lifetime Brand Income		
	Gross amount before applying any discount rate[1]	**Net amount after applying discount rates**	**Gross amount before applying any discount rate**	**Net amount after applying discount rates**	**Weighted-average discount rate**
Category A[2]	**$582,445**	**$557,365**	**0.99%**	**2.22%**	**4.50%**
NFL Contract (2015)	$582,445	$557,365	0.99%	2.22%	4.50%
Current Endorsements (None)	-	-	-	-	-
Category B	**$1,652,225**	**$1,363,815**	**2.81%**	**5.42%**	**7.52%**
Current NFL Contract (2016 & Beyond)	$1,652,225	$1,363,815	2.81%	5.42%	7.52%
Current Endorsements (None)	-	-	-	-	-
Category C	**$56,607,580**	**$23,229,085**	**96.20%**	**92.36%**	**16.02%**
Projected Player Contracts	$55,907,580	$22,967,911	95.01%	91.32%	16.00%
Projected Endorsements	$450,000	$232,194	0.76%	0.92%	15.67%
Projected Post-Career	$250,000	$28,980	0.42%	0.12%	20.00%
Total	**$58,842,250**	**$25,150,264**	**100%**	**100%**	**15.66%**

1. All amounts presented are gross payments due to Jack Mewhort prior to any exclusion for expenses such as legal fees, travel expenses or self-employment taxes, which are otherwise excluded from brand income. Potential post-season compensation and player performance bonus under the CBA has not been included in the estimation of lifetime brand income in any of Category A, Category B or Category C.

2. Amounts included in Jack Mewhort's Current NFL Contract are from and after February, 15 2015.

20

Brand Building 21

How We Expect to LEVERAGE ANALYTICS Use Fantex data to measure brand impact to target demographics Brand Build ENTREPRENEURIAL STRENGTHEN MESSAGE Align with strategic partners to amplify athlete brand ASPIRATIONAL ENDEMIC DEVELOPING BRAND Leverage social media and Fantex platform to increase reach & deliver genuine content/messaging to targeted demographics 22 IPO Create connection with brand advocates FOUNDATION = BRAND DEFINITION Start building brands on genuine attributes 22

Post-career <1% The Fantex Effect Future Endorsements <1% Current Contracts 3.80% Q: How can Fantex generate returns in excess of its original investment? A: Fantex intends to utilize its unique platform and marketing expertise to: • Establish brand advocates (shareholders) Future player contracts 95.01% • • Increase visibility Develop an audience that survives into post-career 23

A Team With Brand Building Experience DAVID BEIRNE CO-FOUNDER & CHAIRMAN BUCK FRENCH CO-FOUNDER & CEO DAVE MULLIN CO-FOUNDER & CFO • Former General Partner at Benchmark Capital • • Former Co-Founder & CEO of OnLink; sold to Siebel Systems in 2000 Former CFO at OnLink • Investments during tenure: eBay, Juniper, Twitter • Former CFO at NPTest for its IPO and subsequent sale • Former CEO and Chairman of Securify; sold to Secure Computing • Named “Top 25 Behind the Scenes Power Brokers in Silicon Valley” in 1997 by BusinessWeek magazine • Former CFO & CIO at Smart Modular • Harvard University MBA & BS in Economics & General Engineering from West Point 24

Fantex, Inc. Board & Key Advisors



DAVID BEIRNE
CO-FOUNDER & CHAIRMAN

- Former General Partner at Benchmark Capital
- Investments during tenure: eBay, Juniper, Twitter
- Named "Top 25 Behind the Scenes Power Brokers in Silicon Valley" in 1997 by BusinessWeek



BUCK FRENCH
CO-FOUNDER & CEO

- Former Co-Founder & CEO of OnLink; sold to Siebel Systems in 2000
- Former CEO and Chairman of Securify; sold to Secure Computing
- Harvard University MBA & BS in Economics & General Engineering from West Point



JOHN ELWAY
BOARD OF DIRECTORS
FANTEX HOLDINGS

- Pro Football Hall of Fame Quarterback
- 2x Super Bowl Champion
- NFL's 1990 All-Decade Team



JACK NICKLAUS
ADVISOR
FANTEX HOLDINGS

- Co-Chairman of Nicklaus Companies
- Winner of 18 Majors & 118 professional golf tournaments
- *Sports Illustrated's* Individual Male Athlete of the Century

RONALD MACHTLEY DIRECTOR

- President at Bryant University
- Director of Amica Mutual Insurance Company
- Former United States Congressman from State of Rhode Island

BILL HOSLER DIRECTOR

- CFO, Catellus Acquisition Company
- Former CFO, Marcus & Millichap Holdings Companies
- Former CFO, Morgan Stanley Real Estate Funds

SHAHAN SOGHIKIAN DIRECTOR

- Co-Founder and Managing Director of Panorama Capital
- Former Head of Venture Capital Program with JPMorgan Partners
- Formerly in Mergers and Acquisitions group at Bankers Trust, Inc. and Prudential-Bache Securities, Inc.

TERDEMA USSERY DIRECTOR

- President and CEO of the Dallas Mavericks
- Former CEO of HDNet
- Former President of Nike Sports Management

JOHN COSTELLO DIRECTOR

- President of Global Marketing & Innovation at Dunkin' Brands Group, Inc.
- Former Chief Global Marketing Officer at Yahoo!
- Former Senior VP - Marketing & Sales at Pepsi-Cola, USA

BRUCE DUNLEVIE FANTEX HOLDINGS BOARD

- Founder & General Partner Benchmark Capital
- Former General Partner Merrill, Pickard, Anderson & Eyre

JOSH LEVINE FANTEX HOLDINGS BOARD

- Former CTO/COO at E*Trade
- Former Director & Head of Equities Technology at Deutsche Bank

25

Investment Highlights 54% DISCOUNT TO LIFETIME BRAND INCOME ESTMATES • We estimated $58.84 million in lifetime brand income, of which we are acquiring a 10% interest, or $5.88 million • The IPO price ($2.68 million) represents a discount of 54% to our estimates of acquired brand income. DIVIDENDS • Fantex, Inc. paid dividends of $1.50 per share to holders of Fantex Vernon Davis, or 15% of the IPO price, within the first 12 months.(1) • Fantex has declared a $0.20 per share dividend for shareholders of Fantex Mohamed Sanu, to be paid 7/30/15.(1)(2) TAX TREATMENT OF DISTRIBUTIONS • Vast majority of dividends are expected to be treated as a return of capital for tax purposes until investment is returned NON-CORRELATED SECURITY IN NEW ASSET CATEGORY • Linked to brand income of a offensive lineman in the NFL • Third party estimates expect NFL Salary Cap to increase 6.2% per year from 2014 to 2016(3) 1. The past performance of our tracking stocks is not necessarily indicative of future results, and there can be no assurance that such returns will be achieved in the future or than any other tracking stocks, including Fantex Jack Mewhort will achieve comparable results 2. The dividend is payable on July 30, 2015 to all Fantex Series Mohamed Sanu stockholders of record as of the close of business on June 30, 2015. 3. The inflation rate of the NFL Salary Cap was determined based upon the expected compound annual growth rate of the NFL salary cap between 2014 and 2016 using third party estimates.

Offering Summary FBS ATS (fantex.com) the purchase price to Jack Mewhort per the Jack Mewhort 27 Issuer Fantex, Inc. Security Fantex Series Jack Mewhort Convertible Tracking Stock Offering Size 268,100 shares Offering Price $10 per share Ticker FANTEX: JKMTL Marketplace OTC (DTC Eligible) Use of Proceeds $2,520,000 of net proceeds will be used to fund the payment of Brand Contract Lead Underwriter Fantex Brokerage Services, LLC Qualified Independent Underwriter Merriman Capital

Thank Road you for attending our Show Presentation Fantex Management

Appendix

Jack Mewhort Lifetime Cash Flow Estimates YEAR 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 NFL Player Contract Base Salary $582,446 $744,891 $907,337 $3,869,474 $7,018,966 $7,989,024 $8,594,159 $8,448,429 $8,456,565 - - - - - Signing Bonus - - - 11,530,964 - - - - - - - - - - Roster Bonus - - - - - - - - - - - - - - Workout Bonus - - - - - - - - - - - - - - Total Contract $582,446 $744,891 $907,337 $15,400,438 $7,018,966 $7,989,024 $8,594,159 $8,448,429 $8,456,565 - - - - - Endorsements/ PC Earnings Current - - - - - - - - - - - - - - Projected Endorsements $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 - - - - - Projected Post-Career - - - - - - - - - $50,000 $50,000 $50,000 $50,000 $50,000 Total Endorsements/PC $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 $50,000 TOTAL ANNUAL EARNINGS $632,445 $794,891 $957,337 $15,450,438 $7,068,966 $8,039,024 $8,644,159 $8,498,429 $8,506,565 $50,000 $50,000 $50,000 $50,000 $50,000